KIRKLAND LAKE GOLD EXPANDS HIGH-GRADE MINERALIZATION AT ROBBIN’S HILL,
RESULTS HIGHLIGHT OPPORTUNITY FOR SECOND MINING OPERATION AT FOSTERVILLE

•	Drilling into Robbin’s Hill Mineral Resource confirms continuity of high-grade mineralization to depth and presence of visible gold (“VG”) in quartz

•	Key intercepts:

▪	24.5 g/t Au(1) over 3.7 metres (“m”) (ETW 3.4 m), incl. 82.3 g/t Au(1) over 1.0 m (ETW 0.9 m);

▪	11.7 g/t Au(1) over 8.8 m (ETW 7.2 m), incl. 81.7 g/t Au(1) over 0.5 m (ETW 0.4 m);

▪	11.3 g/t Au over 11.1 m (ETW 10.1 m); and

▪	10.5 g/t Au over 9.2 m (ETW 5.5 m)

•	Drilling results outside Robbin’s Hill Mineral Resource demonstrate potential to extend Mineral Resources additional 500 m down-plunge

•	Key intercepts:

▪	10.4 g/t Au over 5.5 m (ETW 4.5 m); and

▪	9.5 g/t Au over 4.9 m (ETW 4.8 m)

(1)	Visible-gold drill intercept;
Abbreviations include: VG: visible-gold; g/t Au: grams per tonne gold; ETW: estimated true width

Toronto, Ontario - December 10, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced new high-grade results from the ongoing surface drilling at the Fosterville Mine in Victoria, Australia. Recent surface drilling targeting additional growth in Mineral Resources confirmed mineralization down-plunge of the existing Mineral Resource at Robbin’s Hill. In addition, surface infill drilling into current Mineral Resources continues to return high-grade results, with two intercepts containing VG, providing confirmation of the geological model. Drill results reported are from 66 holes (36,428 m) that targeted extension and infill of the Robbin’s Hill Mineral Resources. Drill results reported are post the December 2018 Mineral Resource and Mineral Reserve update (See Press Release dated February 21, 2019).

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “For a long time, we’ve been saying that there could be more Fostervilles at Fosterville and, with today’s results, Robbin’s Hill has clearly emerged as a second potential mining front to provide feed to our Fosterville Mill. Based on current drilling, we have already identified a large mineralized system at Robbin’s Hill that we expect will support substantially higher levels of Mineral Resources and that remains open at depth and along strike. Most of our drilling has targeted areas 650 m from surface and higher. The level of VG in quartz that we’ve intersected in this area compares favourably to levels seen at the existing Fosterville Mine at similar elevations. The presence of VG in quartz and 500 m down-plunge extension of Robbin’s Hill mineralization, included in today’s results, highlight the potential for future discoveries of high-grade, VG-bearing zones at depth similar to Swan and Eagle at Fosterville’s Lower Phoenix system. Work is continuing at Robbin’s Hill with five surface drill rigs on site and plans currently being finalized for future underground development and drilling.”

In addition to drilling and other exploration techniques, the Company is currently performing a 3D seismic survey covering an approximate 6 km2 in the north part of the Fosterville mining license. The geophysical survey is the first of its kind to be undertaken in Victoria for gold exploration and will provide a high-resolution 3D dataset to a depth of over one kilometre. The Company is optimistic that results of this detailed survey will assist in the definition of structural features and mineralized corridors which will aid the future exploration and development of the Robbin’s Hill area.

Robbin’s Hill Drilling Programs
During 2019, up to six surface diamond drills operated in the Robbin’s Hill area, primarily targeting gold mineralization along the west-dipping Curie Fault, one of the controlling structures for mineralization at Robbins’s Hill. Programs have included infill drilling within the existing Mineral Resource, and also extension and step out drilling along the Robbin’s Hill mineralization trend. Five surface drills continue to operate at Fosterville and are focused on Mineral Resource extension and other targets, and north along the Fosterville Fault zone mineralized trend (Figure 1 and Figure 2).

Infill Drilling
Since the December 2018 Fosterville Mineral Resource and Reserves update a total of 37 surface diamond infill holes for 16,677 m have been drilled into the Mineral Resource at Robbin’s Hill in 2019. The intent of infill drilling was to produce an approximate 50 m x 50 m spacing of drill intercepts, to assess continuity and tenor of mineralization, and provide data for potential upgrade of the Inferred Mineral Resource to an Indicated Mineral Resource category.

Results from the ongoing infill drilling program, reaffirm the continuity of the mineralization within the Mineral Resource, and of the 37 infill holes, 11 returned results greater than 30 gram-metres, including two holes with VG (Figure 3). The VG occurs on the west-dipping Curie Fault, where it passes beneath an anticline closure, as shown in cross section 12,725mN (Figure 4).

In the Curie structure, the two instances of VG present as fine disseminations in quartz, akin to examples of VG observed in the Swan orebody.

Key VG and sulfide-gold bearing intercepts include:
High-Grade visible-gold bearing Intercepts >80 gram-m:

•	11.7 g/t Au(1) over 8.8 m (ETW 7.2 m), including 81.7 g/t Au(1) over 0.5 m (ETW 0.4 m) in hole RHD321

•	24.5 g/t Au(1) over 3.7 m (ETW 3.4 m), including 82.3 g/t Au(1) over 1.0 m (ETW 0.9 m) in hole RHD334A

(1)	Visible-gold drill intercept

Sulfide-gold bearing intercepts >30 gram-m:

•	11.3 g/t Au over 11.1 m (ETW 10.1 m) in hole RHD331

•	10.5 g/t Au over 9.2 m (ETW 5.5 m) in hole RHD300

•	6.8 g/t Au over 11.1 m (ETW 9.0 m) in hole RHD340

•	7.0 g/t Au over 6.3 m (ETW 6.0 m) in hole RHD347

•	5.5 g/t Au over 8.8 m (ETW 7.8 m) in hole RHD363

•	4.7 g/t Au over 10.7 m (ETW 9.1 m) in hole RHD356

•	3.3 g/t Au over 18.6 m (ETW 17.1 m) in hole RHD336

•	7.3 g/t Au over 5.0 m (ETW 4.9 m) in hole RHD339

•	5.1 g/t Au over 11.9 m (ETW 6.1 m) in hole RHD302
Abbreviation: gram-m: gold grade x estimated true width
Results from the drilling programs will provide new data for the end of year Mineral Resource update and Mineral Reserve studies.

Extension and Step-Out Drilling
In addition to the infill drilling, extension and step-out drilling was completed and consisted of 29 holes for 19,751 m, of which 27 holes were drilled to attain an approximate 100 m x 50 m spacing, with results to support modelling of down-plunge mineralization for Mineral Resource growth.
Seven of the holes returned results greater than 20 gram-metres and include (Figure 3):

•	6.5 g/t Au over 12.7 m (ETW 10.2 m) in hole RHD380

•	6.4 g/t Au over 11.0 m (ETW 10.1 m) in hole RHD383

•	8.2 g/t Au over 4.0 m (ETW 3.8 m) in hole RHD288

•	6.3 g/t Au over 4.0 m (ETW 3.6 m) in hole RHD325

•	5.5 g/t Au over 4.7 m (ETW 4.0 m) in hole RHD333

•	3.7 g/t Au over 18.7 m (ETW 6.4 m) in hole RHD385A

•	3.3 g/t Au over 11.5 m (ETW 9.1 m) in hole RHD385B
Complementing the extension drilling program, two step-out holes were also drilled, approximately 500 m down-plunge of the Robbin’s Hill Mineral Resource. Very significantly, both holes returned over 45 gram-m intercepts.
Key Gold Intercept:

•	10.4 g/t Au over 5.5 m (ETW 4.5 m) in hole RHD351

•	9.5 g/t Au over 4.9 m (ETW 4.8 m) in hole RHD370

High-Resolution 3D Seismic Survey
The Company is presently completing a high-resolution 3D Seismic survey in the northern part of the Fosterville Mining License over the Robbin’s Hill mineralization trend. The survey is the first of its kind to be undertaken in Victoria for gold exploration and will provide a high-resolution 3D dataset to a depth of over one kilometre for detailed planning of future of underground development.

The survey area is approximately 6 km2 with data collection along 12.5 m spaced east‑west lines. Initial processing of the 3D seismic data is expected to be complete by April 2020.

Qualified Persons
Troy Fuller, MAIG, Director of Exploration, Australia, is a "Qualified Person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

For further information regarding the Company’s 2018 Mineral Reserves and Mineral Resources estimates for the Fosterville Gold Mine, please refer to the Company’s news release dated February 21, 2019 and the Technical Report entitled “Updated NI 43-101 Technical Report Fosterville Gold Mine In the State of Victoria, Australia” effective December 31, 2018.

Drilling and Underground Sampling Assay QAQC
Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica TS16 Total Station instrument and down-hole deviations are measured by either electronic gyro or single-shot instruments.

Sampling consisted of NQ2 diamond drill core that was half-core sampled. Drill core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for storage and future geological or metallurgical studies. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulfide and visible gold to geological boundaries.

Samples containing VG or considered likely to contain VG were separated from sulfide gold samples and dispatched independently for assaying. At the laboratory “VG” jobs were processed through a single pulverizer and material barren of gold (‘quartz wash’) was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assays are either based on 25-gram or 40-gram charge fire assay. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2 m internal dilution. No upper gold grade cut is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

The majority of samples were assayed at On Site Laboratories, an independent laboratory in Bendigo, Victoria. The facility is registered ISO 9001:2008 (CERT-C33510). Some samples were assayed at Bureau Veritas, Adelaide. This facility is registered ISO 9001 : 2015 (CERT RN - 44 100 160145) and NATA accredited (1526).

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

Cautionary Note Regarding Forward-Looking Information
This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties.

These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resource estimates, potential growth in Mineral Resources, conversion of Mineral Resources to proven and probable Mineral Reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2018 and September 30, 2019 and other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although the Company has attempted to identify key factors that could cause actual results to differ materially, there may be other factors that cause unanticipated and unintended results. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.
In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1:     Drill Assay Intercepts for the Robbin’s Hill Diamond Drilling at Fosterville Gold Mine
(The results are later than those presented in the December 31, 2018 Technical Report on the Mineral Resources and Mineral Reserves of The Fosterville Gold Mine, dated April 1, 2019, and available on www.sedar.com.)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Curie Fault Mineralization - Intercepts within the Curie Mineral Resource
RHD287	581.45	585.05	3.6	2.8	2.3	Curie
RHD299	372.75	373.80	1.05	1.0	3.7	Curie
RHD300	603.80	613.00	9.2	5.5	10.5	Curie
RHD302	277.55	289.45	11.9	6.1	5.1	Curie
RHD314	421.30	421.60	0.3	0.3	2.8	Curie
RHD315	450.90	456.30	5.4	4.6	1.9	Curie
RHD316	490.85	492.00	1.15	1.0	7.6	Curie
RHD317	432.50	433.25	0.75	0.6	0.5	Curie
RHD318	454.05	456.75	2.7	2.5	1.5	Curie
RHD320	525.00	530.65	5.65	4.8	3.4	Curie
RHD321 (1)	559.00	567.80	8.8	7.2	11.7	Curie
Including (1)	565.10	565.60	0.5	0.4	81.7	Curie
RHD322	569.60	572.70	3.1	2.7	8.8	Curie
RHD328	415.25	420.30	5.05	3.8	2.4	Curie
RHD329	426.80	436.50	9.7	8.2	3.5	Curie
RHD331	475.00	486.10	11.1	10.1	11.3	Curie
RHD332	501.70	504.10	2.4	1.9	11.0	Curie
RHD334A (1)	530.50	534.20	3.7	3.4	24.5	Curie
Including (1)	530.50	531.45	0.95	0.9	82.3	Curie
RHD335	372.50	374.00	1.5	1.3	3.1	Curie
RHD336	376.05	394.60	18.55	17.1	3.3	Curie
RHD337	358.40	359.70	1.3	1.2	3.6	Curie
RHD338	385.30	393.00	7.7	7.5	3.3	Curie

RHD339	408.00	413.00	5.0	4.9	7.3	Curie
RHD340	412.40	423.50	11.1	9.0	6.8	Curie
RHD341	464.25	466.70	2.45	2.1	0.0	Curie
RHD342	444.40	448.20	3.8	3.5	2.0	Curie
RHD344	351.70	353.20	1.5	0.5	0.6	Curie
RHD345	366.60	368.50	1.9	1.7	3.2	Curie
RHD345A	366.50	369.20	2.7	2.5	2.8	Curie
RHD346	389.90	391.85	1.95	1.8	3.2	Curie
RHD347	362.45	368.70	6.25	6.0	7.0	Curie
RHD348	387.70	393.80	6.1	4.9	2.4	Curie
RHD352	432.40	433.20	0.8	0.7	1.2	Curie
RHD356	390.80	401.50	10.7	9.1	4.7	Curie
RHD363	476.00	484.75	8.75	7.8	5.5	Curie
RHD382	428.40	435.15	6.75	5.8	4.1	Curie
RHD385C	418.00	424.00	6.0	5.2	4.4	Curie
RHD385E	418.35	419.95	1.6	1.3	3.6	Curie
Curie Fault Mineralization - Intercepts outside of the Curie Mineral Resource
RHD278	189.00	191.40	2.4	0.9	4.1	Curie
RHD295	596.60	598.60	2.0	1.4	4.6	Curie
RHD288	636.00	640.00	4.0	3.8	8.2	Curie
RHD289	649.60	652.00	2.4	1.5	3.4	Curie
RHD295A	602.10	609.55	7.45	5.5	3.3	Curie
RHD296	633.00	636.15	3.15	2.2	2.4	Curie
RHD300A	598.00	601.10	3.1	1.9	4.7	Curie
RHD312	528.00	530.30	2.3	2.1	4.5	Curie
RHD313	399.60	401.90	2.3	2.0	4.6	Curie
RHD319	494.40	496.30	1.9	1.6	1.8	Curie
RHD323	613.80	615.00	1.2	1.0	0.6	Curie
RHD324	637.95	639.50	1.55	1.4	2.1	Curie
RHD325	665.10	669.10	4.0	3.6	6.3	Curie
RHD326	687.80	690.70	2.9	1.9	5.1	Curie
RHD333	518.35	523.00	4.65	4.0	5.5	Curie
RHD343	526.00	528.05	2.05	1.7	3.1	Curie
RHD349	459.00	462.50	3.5	2.8	2.0	Curie
RHD350	695.30	706.40	11.1	4.7	2.5	Curie
RHD351	763.30	768.80	5.5	4.5	10.4	Curie
RHD353	553.65	555.75	2.1	1.6	1.0	Curie
RHD354	572.30	576.05	3.75	3.5	2.4	Curie
RHD359	648.20	649.15	0.95	0.7	2.3	Curie
RHD370	978.00	982.85	4.85	4.8	9.5	Curie
RHD380	734.60	747.30	12.7	10.2	6.5	Curie
RHD381	637.55	638.05	0.5	0.3	1.0	Curie
RHD383	438.80	449.75	10.95	10.1	6.4	Curie

RHD384	656.90	661.00	4.1	2.5	3.3	Curie
RHD385A	435.00	453.70	18.7	6.4	3.7	Curie
RHD385B	435.50	447.00	11.5	9.1	3.3	Curie
Notes:
(1) - Visible-gold observed in drill intercept.
Drill intercepts greater than 30 Gram-metre (gold grade x estimated true width) or containing visible-gold are shown in bold text.
For Table 1 and Table 2 (below), step-out drill holes are shaded gray.
For Table 2 (below), collar locations are in Fosterville Mine Grid coordinate system.
For Table 2 (below), Collar Plunges with negative values indicate drilling downwards from the horizontal.

Table 2: Surface Diamond Drill Hole Collar Locations, Fosterville Gold Mine

Hole ID	Northing (m)	Easting (m)	Elevation (m)	Collar Azimuth (°)	Collar Plunge (°)	Total Depth (m)	Drilled Metres
Surface Diamond Drilling within the Curie Mineral Resource
RHD287	12,483	2,950	5,172	81	-66	830.7	830.7
RHD299	12,491	3,163	5,157	70	-59	383.0	383.0
RHD300	12,690	2,797	5,153	80	-53	845.2	845.2
RHD302	12,849	3,249	5,160	96	-66	305.5	305.5
RHD314	13,133	3,014	5,151	105	-61	443.5	443.5
RHD315	13,133	3,013	5,151	109	-66	476.4	476.4
RHD316	13,133	3,013	5,151	110	-73	506.7	506.7
RHD317	12,548	3,081	5,174	89	-57	467.3	467.3
RHD318	12,548	3,081	5,174	90	-64	485.4	485.4
RHD320	12,548	3,080	5,174	86	-76	546.0	546.0
RHD321	12,548	3,080	5,174	98	-80	578.8	578.8
RHD322	12,548	3,081	5,174	95	-84	615.0	615.0
RHD328	12,655	3,074	5,174	89	-48	439.7	439.7
RHD329	12,655	3,074	5,174	91	-58	452.4	452.4
RHD331	12,655	3,074	5,174	98	-69	512.8	512.8
RHD332	12,655	3,074	5,174	92	-76	545.7	545.7
RHD334A	12,654	3,073	5,174	110	-79	540.1	38.9
RHD335	12,766	3,138	5,172	84	-64	413.7	413.7
RHD336	12,765	3,138	5,172	100	-63	464.6	464.6
RHD337	12,765	3,138	5,172	90	-59	410.2	410.2
RHD338	12,765	3,138	5,172	101	-69	446.7	446.7
RHD339	12,765	3,137	5,172	102	-77	479.8	479.8
RHD340	12,765	3,137	5,172	97	-79	496.3	496.3
RHD341	12,548	3,080	5,174	100	-63	520.3	520.3
RHD342	12,655	3,074	5,174	90	-66	487.3	487.3
RHD344	12,975	3,066	5,167	92	-51	413.2	413.2
RHD345	12,974	3,066	5,167	95	-61	410.7	410.7
RHD345A	12,974	3,066	5,167	95	-61	404.7	75.0

RHD346	12,974	3,066	5,167	96	-67	431.8	431.8
RHD347	12,800	3,118	5,171	72	-63	401.5	401.5
RHD348	12,795	3,148	5,171	61	-77	416.6	416.6
RHD352	12,974	3,066	5,167	105	-73	449.7	449.7
RHD356	12,766	3,138	5,172	83	-74	429.0	429.0
RHD363	12,655	3,074	5,174	83	-73	516.0	516.0
RHD382	12,793	3,147	5,171	55	-82	498.5	498.5
RHD385C	12,766	3,134	5,172	78	-82	458.9	253.7
RHD385E	12,766	3,134	5,172	78	-82	497.9	189.0
Surface Diamond Drilling outside of the Curie Mineral Resource
RHD278	12,379	3,494	5,155	271	-77	393.0	393.0
RHD288	12,483	2,950	5,172	81	-75	950.8	950.8
RHD289	12,483	2,950	5,172	81	-78	719.9	719.9
RHD295	12,690	2,796	5,153	80	-65	701.5	701.5
RHD295A	12,690	2,796	5,153	80	-60	941.5	701.0
RHD296	12,690	2,796	5,153	80	-74	764.6	764.6
RHD300A	12,690	2,797	5,153	85	-49	663.7	421.7
RHD312	13,132	3,012	5,151	95	-78	794.9	794.9
RHD313	13,132	3,015	5,151	109	-52	433.8	433.8
RHD319	12,548	3,080	5,174	96	-69	515.6	515.6
RHD323	12,450	2,969	5,170	95	-64	849.0	849.0
RHD324	12,449	2,969	5,170	101	-69	854.9	854.9
RHD325	12,449	2,969	5,170	102	-73	969.0	969.0
RHD326	12,449	2,969	5,170	103	-78	1,044.0	1,044.0
RHD333	12,655	3,074	5,174	93	-82	596.6	596.6
RHD343	12,547	3,081	5,174	109	-71	549.0	549.0
RHD349	12,795	3,148	5,171	48	-87	501.0	501.0
RHD350	12,449	2,969	5,170	118	-81	753.0	753.0
RHD351	11,842	2,929	5,154	76	-65	1,000.0	1,000.0
RHD353	12,450	2,969	5,170	96	-53	641.5	641.5
RHD354	12,449	2,969	5,171	97	-59	641.4	641.4
RHD359	12,358	2,988	5,167	100	-71	689.7	689.7
RHD370	12,116	2,630	5,157	79	-65	1,101.0	1,101.0
RHD380	12,487	2,736	5,155	97	-57	791.5	791.5
RHD381	12,450	2,970	5,171	94	-69	686.8	686.8
RHD383	12,762	3,134	5,172	109	-82	546.5	546.5
RHD384	12,450	2,970	5,171	98	-78	756.0	756.0
RHD385A	12,766	3,134	5,172	78	-82	551.9	336.0
RHD385B	12,766	3,134	5,172	78	-82	461.5	47.7

Figure 1. Location Map - Fosterville Gold Mine

MIN5404
Robbin's Hill
Sharkey's
Woolshed
Farley's
Robbin's Hill
See Figure 2
Rehe's
O'Dwyer's North
O'Dwyer's East
O'Dwyer's Central
O'Dwyer's South
Hunt's
'a'
'b'
'c'
'd'
Fosterville
Planned Robbin's Hill Decline
O'Dwyer's Fault Zone
O'Donnell's Line of Reef
Redesdale Fault (Geophysical Interpretation)
Fosterville Fault Zone
Line of Longitudinal Projection
Falcon Development
Lower Phoenix (Swan, Cygnet)
Harrier
Daley's Hill
MIN006267
276,000 mE
278,000 mE
5,938,000 mN
5,936,000 mN
5,934,000 mN
5,932,000 mN
CAMPASPE ROAD
GOORNONG-FOSTERVILLE ROAD
AXEDALE-GOORNONG ROAD
FOSTERVILLE NORTH ROAD
MCCORMICKS ROAD
MURPHYS ROAD
HUNTLY-FOSTERVILLE ROAD
RIVER ROAD
N
0
1
kilometres
Map Projection: MGA94 Zone 55
Australia
Map Area
LEGEND
3D Seismic Survey Area
RESOURCE GRADE SHELLS
Indicated
>3.0 g/t Au
Inferrred
>3.0 g/t Au
MINING & MINERAL RESERVE
Reserve Stopes
Mined Development
(Mineral Resources & Reserves as at December 31, 2018)
(Mining as at November 27, 2019)
Mined open pit
TENEMENTS
Mining Licence
Mining Licence Application
Road
KIRKLAND LAKE GOLD
FOSTERVILLE GOLD MINE LOCATION PLAN
December 2019

Figure 2. Drilling Map - Robbin’s Hill

MIN5404
276,500 mE
277,000 mE
277,500 mE
13,000 mN
12,500 mN
12,000 mN
5,939,000 mN
5,938,500 mN
5,938,000 mN
3,500 mE
3,000 mE
2,500 mE
'A'
'B'
'C'
'D'
Cross Section 12,725mN
Line of Longitudinal Projection
RHD316
RHD315
RHD314
RHD313
RHD312
RHD352
RHD346
RHD345A
RHD345
RHD344
RHD382
RHD349
RHD348
RHD385E
RHD385C
RHD385B
RHD385A
RHD383
RHD356
RHD340
RHD339
RHD338
RHD337
RHD336
RHD335
RHD302
RHD347
RHD343
RHD341
RHD322
RHD321
RHD320
RHD319
RHD318
RHD317
RHD300A
RHD300
RHD296
RHD295A
RHD295
RHD363
RHD342
RHD334A
RHD333
RHD332
RHD331
RHD329
RHD328
RHD289
RHD288
RHD287
RHD299
RHD278
RHD380
RHD384
RHD381
RHD354
RHD353
RHD350
RHD326
RHD325
RHD324
RHD323
RHD359
RHD370
RHD351
Historical heap leach pad
N
0
250
metres
Map Projection: GDA 94 Zone 55 with Fosterville Mine Grid

RESOURCE GRADE SHELLS

Indicated

> 3.0 g/t Au

> 1.5 g/t Au

Inferred

> 3.0 g/t Au

> 1.5 g/t Au

(Mineral Resources as at December 31, 2018

KIRKLAND LAKE GOLD

Robbin's Hill Area

AERIAL PHOTOGRAPH WITH CURIE DRILL HOLES

December 2019

Collar & Drill Hole Trace

Figure 3. Long Projection - Curie Mineralization at Robbin’s Hill

South
'A'
North
'B'
Robbin's Hill Mined Open Pit
5,000 mRL
4,500 mRL
RHD336
3.3 (17.1m)
RHD302
5.1 (6.1m)
RHD339
7.3 (4.9m)
RHD363
5.5 (7.8m)
RHD347
7.0 (6.0m)
RHD356
4.7 (9.1m)
RHD331
11.3 (10.1m)
RHD340
6.8 (9.0m)
RHD321
11.7 (7.2m)
Incl. 81.7 (0.4m)
RHD380
6.5 (10.2m)
RHD351
10.4 (4.5m)
RHD288
8.2 (3.8m)
RHD334A
24.5 (3.4m)
Incl. 82.3 (0.9m)
RHD300
10.5 (5.5m)
RHD383
6.4 (10.1m)
RHD370
9.5 (4.8m)
RHD278
RHD344
RHD345A
RHD345
RHD313
RHD328
RHD337
RHD335
RHD332
RHD299
RHD317
RHD329
RHD338
RHD346
RHD348
RHD341
RHD318
RHD314
RHD353
RHD342
RHD385E
RHD352
RHD315
RHD354
RHD287
RHD319
RHD382
RHD343
RHD320
RHD385C
RHD316
RHD323
RHD333
RHD312
RHD324
RHD300A
RHD359
RHD381
RHD322
RHD296
RHD349
RHD325
RHD289
RHD295
RHD385A
RHD384
RHD326
RHD295A
RHD385B
RHD350
Line of Cross Section
12,725mN
View looking to West
0
250
metres
Fosterville Mine Grid
12,000 mN
12,500 mN
13,000 mN

RESOURCE GRADE SHELLS

Indicated	Inferred
> 3.0 g/t Au	> 3.0 g/t Au
> 1.5 g/t Au	> 1.5 g/t Au

(Mineral Resources as at December 31, 2018)

MINERALIZATION

- Curie
- Target Area

KIRKLAND LAKE GOLD

DRILL INTERECEPTS
(Colored by gram-metre*)

- >100
- 30 to 100
- 15 to 30
- 5 to 15
- 0 to 5

Hole Name
Grade (g/t Au) & (Estimated True Width (m))
(Shown for >30 Gram-Metre* or Visible-Gold)
Visible-Gold highlighted in yellow

* Gram-Metre = Grade x Estimated True Width

Longitudinal Projection of Curie Mineralization at Robbin's Hill, Fosterville Gold Mine

December 2019

Figure 4. Cross Section 12,725mN - Robbin’s Hill

West
'C'
East
'D'
Surface
5,000 mRL
4,500 mRL
SMITH
CURIE
RUBIN
FRANKLIN
View looking to North
0
200
metres
3,000 mE
3,500 mE

Key

Shale Units
- Andromeda
- Scorpious
- Orion
- Taurus

Intrusive Rocks
- Felsic Dyke (mineralized)

Mineralization
- Arsenopyrite - Pyrite
- Visible-Gold

Bedding & Structures
- Bedding
- Fault
- Splay
- Syncline
- Anticline

KIRKLAND LAKE GOLD

Robbin's Hill Area

Cross Section 12,725mN (+/- 50m Window)

December 2019

Figure 5. Long Projection - Fosterville

South
'a'
North
'd'
'b'
'c'
FOSTERVILLE FAULT ZONE
O'DWYER'S FAULT ZONE
Daley's Hill
John's
Harrier
Ellesmere
Falcon
Fosterville
O'Dwyer's
Robbin's Hill
5,000 mRL
4,000 mRL
3,000 mRL
Planned Robbin's Hill Decline
Lower Phoenix North
CENTRAL DECLINE
HARRIER DECLINE
PHOENIX DECLINE
Harrier
Robbin's Hill
Swan
Lower Phoenix South
View looking to West
0
1,000
metres
5,000 mN
7,000 mN
9,000 mN
11,000 mN
13,000 mN
Fosterville Mine Grid

LEGEND

MINING & MINERAL RESERVE

- Mined Open Pits
- Mined Stopes
- Mined Development
- Reserve Stopes
- Planned Development

(Mineral Reserves as at December 31, 2018)
(Mining as at November 27, 2019)

RESOURCE GRADE SHELLS

Indicated	Inferred
> 3.0 g/t Au	> 3.0 g/t Au
> 1.5 g/t Au	> 1.5 g/t Au

(Mineral Resources as at December 31, 2018)

KIRKLAND LAKE GOLD

Longitudinal Projection of Fosterville Gold Mine
MINED, PLANNED & PROPOSED DEVELOPMENT

December 2019